As filed with the Securities and Exchange Commission on June 1, 2006

Registration No. 333-12820

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_________________

POST EFFECTIVE AMENDMENT NO.1 TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

VIVENDI

(Formerly known as Vivendi Universal)

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FRANCE

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Registration No. 333-12494).

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16

and proxy soliciting material

and 18

(v)

The sale or exercise of rights

Articles number 13, 14, 15

and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8 and 22

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended and restated as of December 8, 2000, among Vivendi, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Previously filed.

b(1).

Form of Letter Agreement between Vivendi and The Bank of New York relating to the pre-release of ADSs. – Previously filed.

b(2).

Form of Letter Agreement between Vivendi and The Bank of New York relating to the payment of fees. – Previously filed.

 c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 19, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Vivendi.

The Bank of New York,

As Depositary

By: /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Vivendi has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Paris, France on May 30, 2006.

VIVENDI

By:  /s/ George E. Bushnell III
Name:  George E. Bushnell III
Title:    Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated and on May 30, 2006.

/s/ Jean-Bernard Lévy

/s/ Doug Morris

Name: Jean-Bernard Lévy

Name: Doug Morris

Chairman of the Management Board

Member of the Management Board

(principal executive officer)

_______________________________

/s/ René Pénisson

Name: Abdeslam Ahzizoune

Name: René Pénisson

Member of the Management Board

Member of the Management Board

/s/ Jacques Espinasse

Name: Jacques Espinasse

Member of the Management Board and

Chief Financial Officer (principal financial

and accounting officer)

/s/ Frank Esser

Name: Frank Esser

Member of the Management Board

/s/ Bertrand Meheut

Name: Bertrand Meheut

Member of the Management Board

/s/ George E. Bushnell III

Name: George E. Bushnell III

Authorized representative in the

United States

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Rule 466 certificate